                   U.S. SECURITIES AND EXCHANGE COMMISSION

                           WASHINGTON, D.C.  20549

                                 FORM 12b-25

                                               SEC FILE NUMBER: 0-22064

                                               CUSIP NUMBER: 286172 101

                         NOTIFICATION OF LATE FILING

                                 (Check One):

[ ] FORM 10-K   [ ] FORM 11-K   [ ] FORM 20-F   [X] FORM 10-Q   [ ] FORM N-SAR

For Period Ended     June 30, 1997
                 -------------------------------------------------------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

------------------------------------------------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

------------------------------------------------------------------------------
PART I - REGISTRANT INFORMATION
------------------------------------------------------------------------------
Full Name of Registrant:      Elek-Tek, Inc.
                         -----------------------------------------------------

Former Name if Applicable:
                           ---------------------------------------------------

------------------------------------------------------------------------------
PART II-RULES 12B-25 (b) AND (c)
------------------------------------------------------------------------------
[X]   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]   (b) The subject annual report or semi-annual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]     (c)   The accountant's statement of other exhibit required by rule
12B-26(c) has been attached if applicable.
--------------------------------------------------------------------------------
PART III-NARRATIVE
--------------------------------------------------------------------------------
     State below in reasonable detail the reasons why form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

     The registrant is pursuing a waiver of certain covenants under its credit facility. The registrant cannot secure such waiver prior to the prescribed filing date for the quarterly report for the quarter ended June 30, 1997. The absence of such waiver will cause the registrant to significantly modify its disclosures in Management's Discussion and Analysis of Financial Condition and Results of Operations and its financial statement presentation of short-term debt and related financial statement disclosures. The registrant requires the additional period following the prescribed filing date for the quarterly report for the quarter ended June 30, 1997 to obtain the waiver of certain covenants under its credit facility.

--------------------------------------------------------------------------------
PART IV-OTHER INFORMATION
--------------------------------------------------------------------------------
     (1) Name and telephone number of person to contact in regard to this notification.

   Miguel Martinez                             847      677-7660
--------------------------------------------------------------------------------
    (Name)                                  (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify repors(s).
                                           [X] Yes    [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                           [ ] Yes    [X] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                                Elek-Tek, Inc.
--------------------------------------------------------------------------------
                 (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date  August   , 1997                 By: Miguel Martinez
     --------------------                -------------------------
                                          Chief Financial Officer